Exhibit 1

GEOKINETICS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, except per share amounts)

	Year Ended December 31,
	2011	2010
	(Unaudited)

Revenues	$763,729	$558,134
Expenses:
Direct operating	603,275	455,899
Depreciation and amortization	158,388	112,897
General and administrative	75,608	81,394
Asset impairments	134,756	—
Total expenses	972,027	650,190
Income (loss) from operations	(208,298)	(92,056)
Other income (expenses)
Interest income	658	1,767
Interest expense	(48,198)	(39,594)
Gain (loss) from change in fair value of derivative liabilities	33,300	(6,415)
Foreign exchange gain (loss)	(2,333)	365
Other, net	4,858	2,059
Total other expense, net	(11,715)	(41,818)
Income (loss) before income taxes	(220,013)	(133,874)
Provision for income taxes:
Current expense	10,147	13,986
Deferred benefit	(8,107)	(9,176)
Total provision for income taxes	2,040	4,810
Net loss	(222,053)	(138,684)
Dividend and accretion costs	(9,198)	(8,850)
Loss applicable to common stockholders	$(231,251)	$(147,534)
For Basic and Diluted Shares:
Loss per common share	$(12.70)	$(8.46)
Weighted average common shares outstanding	18,211	17,441